Exhibit 99.1

News Release
www.srtelecom.com
Additional information:
Investors:	Media:
Marc Girard, Senior vice-president and CFO	Anna di Giorgio, Vice-president-Communications
(514) 335-2429, Ext. 4690	(514) 335-2429, Ext. 4605

SR TELECOM ANNOUNCES REDEMPTION OF 10% DEBENTURES

MONTRÉAL (QUÉBEC)— February 14, 2007— SR Telecom (TSX: SRX), a leading vendor of licensed OFDM solutions for broadband access networks through its line of symmetryTM products, today announced that it will redeem its outstanding 10% secured convertible debentures due October 15, 2011. The debentures will be redeemed on March 6, 2007 for an amount equal to $1,038.63 per $1,000 of principal amount, representing the principal amount plus $38.63 of accrued and unpaid interest to the redemption date. As of today, there is $2,650,372 principal amount of debentures outstanding out of $75,539,018 originally issued on August 22, 2005. The balance of the debentures was previously converted into common shares in 2006.

Up to the business day immediately preceding March 6, 2007, debenture holders may elect to convert all or a portion of the outstanding principal amount of debentures that they hold, together with accrued and unpaid interest, into common shares at an effective amended rate of C$0.15 per common share. Debenture holders can complete and deliver a conversion notice to Computershare Trust Company of Canada, as indicated in the redemption notice.

“This redemption of SR Telecom’s outstanding debentures is another important step in our renewal process,” said Serge Fortin, SR Telecom’s President and Chief Executive Officer. “It allows us to further streamline our financial structure through the elimination of the Company’s remaining second-ranking creditors while freeing up restricted cash on our balance sheet.”

Over the last several months, SR Telecom has moved aggressively to re-establish itself as an organization that creates value for shareholders, employees, partners and customers. The Company recently announced substantial progress in its restructuring initiatives; solidified its financial footing with support from its shareholders; and refocused its energies on core business activities with the sale of its telecommunications service provider subsidiary in Chile, Comunicacion y Telefonia Rural (CTR). SR Telecom remains committed to the high-growth global WiMAX market, where it expects to play an important role as the market develops.

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas. A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

With its primary offices in Montréal, Mexico City and Bangkok, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 120 countries worldwide. For more information, visit www.srtelecom.com.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
 Telephone (514) 335-2429 Facsimile (514) 334-7783

FORWARD-LOOKING STATEMENTS
Certain information in this news release, in various filings with Canadian and US regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of February 14, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties disclosed in the Company’s 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian and US regulators.

the forward-looking information contained in this news release represents expectations of sr telecom as of February 14, 2007 and, accordingly, is subject to change. however, sr telecom expressly disclaims any intention or obligation to revise any forward-looking information, whether as a result of new information, events or otherwise, except as required by applicable law.

SR TELECOM, symmetry, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2007. All other trademarks are property of their owners.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
 Telephone (514) 335-2429 Facsimile (514) 334-7783

2